December 16, 2024

Jervey Choon
Chief Executive Officer
TriUnity Business Services Ltd
BO1-A-09, Menara 2, KL Eco City, 3, Jalan Bangsar 59200
Kuala Lumpur, Malaysia

       Re: TriUnity Business Services Ltd
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 27, 2024
           File No. 333-282541
Dear Jervey Choon:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 4, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Going Concern, page 1

1. Please revise to disclose the amount due to a director as disclosed on page F-3.
Significant Financial Obligation to Our Officer and Director Could Impact Financial Stability and Flexibility, page 4

2. We note your response to comment 6 and reissue in part. Please revise to quantify the substantial outstanding amount owed to your director.
 December 16, 2024
Page 2
Exhibits to Registration Statement, page 28

3. We note your response to comment 14 and reissue in part. Please advise whether the related-party advance is memorialized in any written agreement. If so, please file the related-party agreement as an exhibit to the registration statement. Refer to Item
       601(b)(10) of Regulation S-K.
4. We note your response to comment 15. Please explain to us why you do not have a stock specimen at this time.
Consent of Independent Accounting Firm, page 28

5. In your next amendment, please file an updated auditor consent dated within 30 days of the filing as an exhibit.

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services